

14030047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8- ~~66534~~ 67596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esposito Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Crescent Court, Suite 650
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Douglas Townsend (214) 855-2166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell LLP
(Name – *if individual, state last, first, middle name*)

2821 W. Seventh Street, Suite 700 (Address) Fort Worth (City) TX (State) 76107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esposito Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title


WILLIAM MARTIN
Notary Public, State of Texas
My Commission Expires
September 17, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESPOSITO SECURITIES, LLC

Statement of Financial Condition

As of December 31, 2013

(With Independent Auditor's Report Thereon)

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document


weaver
Assurance · Tax · Advisory

INDEPENDENT AUDITOR'S REPORT

To the Member
Esposito Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 21, 2014

ESPOSITO SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$	165,555
Cash with clearing organizations, restricted		696,280
Receivable from broker dealers and clearing organizations		71,213
Securities owned, at market value		5,206,699
Accounts receivable, net		85,509
Accounts receivable from affiliates		53,391
Prepaid and other current assets		106,998
Property and equipment, net		149,196
Total Assets	$	6,534,841
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	376,478
Payable to broker dealers and clearing organizations		185,045
Securities sold short, at market		2,778,901
Other current liabilities		33,708
Total Liabilities		3,374,132
Member's Equity		3,160,709
Total Liabilities and Member's Equity	$	6,534,841

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note 1 - Business

Esposito Securities, LLC (the "Company") was formed, on December 15, 2006 as a Texas Limited Liability Company. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading and does not maintain discretionary accounts for its customers. All customer transactions are cleared through either Goldman Sachs Execution & Clearing or Pershing LLC, third party clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this Rule. Beginning in 2013, the Company began operating a proprietary bond trading desk. All transactions for the bond trading desk are also cleared through the third party clearing firms. Based on the agreements between the clearing firms and the Company, the Company pays a clearing fee to the clearing firms for handling all trades for the Company. Also beginning 2013, the Company provides investment banking and research services to clients on a fee for service basis.

Esposito Financial, LLC is the sole member of the Company. The member has all necessary powers to carry out the purposes, business, and objectives of the Company. No member is liable under a judgment, decree or order of the court, or in any manner, for a debt, obligation or liability of the Company. No member is required to loan any funds to the Company. Except as expressly provided otherwise in the Company's Operating Agreement, no member is required to make any contribution to the Company by reason of any negative balance in his or her capital account, nor does any negative balance in a member's capital account create any liability on the part of the member to any third party.

Note 2 – Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, which are not held for sale in the ordinary course of business with a maturity of three months or less when purchased to be cash equivalents.

ESPOSITO SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note 2 – Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of deposits, credit balances and compensating balances required to be maintained with clearing firms. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirements on securities owned and securities sold short.

Accounts Receivable

Accounts receivable and receivable from broker dealers and clearing organizations consists of fees and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. However, as the Company is entering new lines of businesses, receivables from those activities are monitored and individually evaluated for collectability. The Company has recorded an allowance for doubtful accounts of $15,000 as of December 31, 2013. Accounts receivable are charged off upon such time as a receivable is determined to be uncollectable and collection efforts by the Company cease.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from two to five years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Accounts Receivable

Accounts receivable and payable are recorded for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold short are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. At December 31, 2013, there were no securities whose fair value was determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations as gain on trading accounts.

ESPOSITO SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note 2 – Significant Accounting Policies (continued)

Income Taxes

Net earnings are allocated to the member. Federal income taxes on Company income are payable personally by the member. Accordingly, no provision has been made for federal income taxes. The Company is subject to Texas Margin Tax, which is imposed on gross revenue generated by the Company in Texas.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than- not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2013, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2010-2012 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable, investments in debt and equity securities. The Company places its cash with quality financial institutions and clearing firms. At times during the year, however, cash in financial institutions and clearing firms may exceed Federal Deposit Insurance Corporate ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. Accounts receivable relates to commissions earned from the trading of equity securities, fees from investment banking activities, and receivables from affiliated entities for costs allocated to those entities. The Company has not experienced problems in collecting commissions due. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company does not believe it is exposed to any significant counterparty credit risk. In addition, the Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 2 – Significant Accounting Policies (continued)

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2013 the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

ASC Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

ESPOSITO SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note 3 – Investments (continued)

Level 3 - Inputs are unobservable and valuation relies on management's own assumptions of factors that market participants would use in pricing the asset.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Corporate bonds: These securities are valued based upon quoted prices for similar assets or liabilities in active or inactive markets. They are categorized as level 2.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2013 consisted of the following:

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Corporate bonds	$ -	$ 5,206,669	$ -	$ 5,206,669
Securities sold short, at market value				
Corporate bonds	$ -	$ 2,778,901	$ -	$ 2,778,901

Financial futures listed on a major exchange or traded over-the-counter (OTC) with appropriate liquidity may be used for bona fide hedges for risk management/risk reduction and to enhance returns when they are mispriced relative to the cash market. As of December 31, 2013, the Company held $0 positions in futures.

ESPOSITO SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note 4 – Property and Equipment

Property and equipment consisted of the following at December 31, 2013:

Furniture and fixtures	$	223,323
Computer equipment		266,645
Total cost		489,968
Accumulated depreciation		(340,772)
Property and equipment, net	$	149,196

Note 5 – Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space and office equipment. The Company's obligations under the lease agreements subsequent to December 31, 2013 are as follows:

Years ending December 31,		Annual lease payments
2014	$	115,196
2015		118,383
2016		9,889
Total	$	243,468

Note 6 – Employee Retirement Plan

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2013, employees were able to contribute up to $22,500 based on the employee's age. The Company has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Company each year.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $2,032,344, which was $1,932,344 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.29 to 1.

ESPOSITO SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Note 8 – Related Party Transactions

The Company is affiliated with numerous other entities involved in the financial services industry through common ownership. Certain employees of the Company perform services on behalf of these affiliates. Compensation and related overhead costs are allocated to the affiliated entities based upon estimates of the time spent by the Company's employees providing these services and may differ from those that may be recognized in an arm's-length transaction. At December 31, 2013, the Company has a receivable from these affiliates in the amount of $53,391.

Note 9 – Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2013, the balance sheet date, through February 21, 2014, the date the financial statements were available to be issued, and determined there have been no such events or transactions which would impact our financial statements for the year ended December 31, 2013.


weaver
Assurance · Tax · Advisory

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Esposito Securities, LLC

In planning and performing our audit of the financial statements of Esposito Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Fort Worth, Texas
February 21, 2014